SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

iShares Russell Midcap Index Fund

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

464287499

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 464287499	Page 1 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,879,282
	6)	Shared Voting Power 490
	7)	Sole Dispositive Power 1,992,118
	8)	Shared Dispositive Power 523,685
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,932,645*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.08
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 464287499	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,879,282
	6)	Shared Voting Power 490
	7)	Sole Dispositive Power 1,992,118
	8)	Shared Dispositive Power 523,685
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,932,645*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.08
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 464287499	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,879,282
	6)	Shared Voting Power 490
	7)	Sole Dispositive Power 1,992,118
	8)	Shared Dispositive Power 523,685
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,932,645*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.08
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 464287499	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 27,117
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 15,039
	8)	Shared Dispositive Power 12,078
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,117*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.05
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 464287499	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 99,751
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 71,432
	8)	Shared Dispositive Power 28,161
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 99,751*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.17
12)	Type of Reporting Person (See Instructions) IA

*	See the response to Item 6.

Page 6 of 9 Pages

ITEM 1	(a) -	NAME OF ISSUER:

iShares Russell Midcap Index Fund

ITEM 1	(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o State Street Bank and Trust Company 200 Clarendon Street Boston, Massachusetts 02116

ITEM 2	(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; PNC Delaware Trust Company; and PNC Capital Advisors, LLC

ITEM 2	(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2	(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

PNC Capital Advisors, LLC - Delaware

ITEM 2	(d) -	TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2	(e) -	CUSIP NUMBER:

464287499

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☒ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 7 of 9 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2012:

(a) Amount Beneficially Owned:

2,932,645*

(b) Percent of Class:

5.08

(c) Number of fund shares to which such person has:

(i) sole power to vote or to direct the vote

2,879,282

(ii) shared power to vote or to direct the vote

490

(iii) sole power to dispose or to direct the disposition of

1,992,118

(iv) shared power to dispose or to direct the disposition of

523,685

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total fund shares reported herein, 2,805,777 fund shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total fund shares reported herein, 27,117 fund shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity.

Of the total fund shares reported herein, 99,751 fund shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	See the response to Item 6.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
Date

By:	/s/ William S. Demchak
Signature - The PNC Financial Services Group, Inc.
William S. Demchak, President
Name & Title

February 8, 2013
Date

By:	/s/ Nicholas M. Marsini, Jr.
Signature - PNC Bancorp, Inc.
Nicholas M. Marsini, Jr., Chairman
Name & Title

February 8, 2013
Date

By:	/s/ William S. Demchak
Signature - PNC Bank, National Association
William S. Demchak, President
Name & Title

February 8, 2013
Date

By:	/s/ Richard F. Cairns
Signature - PNC Delaware Trust Company
Richard F. Cairns, Chairman & CEO
Name & Title

February 8, 2013
Date

By:	/s/ Kevin A. McCreadie
Signature - PNC Capital Advisors, LLC
Kevin A. McCreadie, Manager, President & CEO
Name & Title

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

February 8, 2013

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of fund shares issued by iShares Russell Midcap Index Fund.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ William S. Demchak
William S. Demchak, President

PNC BANCORP, INC.

BY:	/s/ Nicholas M. Marsini, Jr.
Nicholas M. Marsini, Jr., Chairman

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ William S. Demchak
William S. Demchak, President

PNC DELAWARE TRUST COMPANY

BY:	/s/ Richard F. Cairns
Richard F. Cairns, Chairman & CEO

PNC CAPITAL ADVISORS, LLC

BY:	/s/ Kevin A. McCreadie
Kevin A. McCreadie, Manager, President & CEO